Think Golden Flake


GOLDEN FLAKE
QUALITY SNACK FOODS

Sloan Y. Bashinsky
1919 - 2005

Golden Enterprises, Inc.
2005 Annual Report

In Memory of Sloan Y. Bashinsky 1919 - 2005



Sloan Y. Bashinsky Sr., retired Chairman of the Board and Chief Executive Officer of Golden Enterprises, Inc., the parent company of Golden Flake Snack Foods, Inc., died August 2, 2005. Mr. Bashinsky was born on November 2, 1919 in Troy, Alabama and has been a Birmingham resident for over 75 years. He was a member of Mountain Brook Baptist Church.

Mr. Bashinsky attended Princeton University and served in the U.S. Army Air Forces during World War II. Mr. Bashinsky joined Golden Flake, then known as Magic City Foods, in 1946. He worked in route sales and production before becoming President in 1956. Mr. Bashinsky converted Golden Flake to a publicly traded company in 1968 so that the employees could become stockholders and share in the success of the Company.



Mr. Bashinsky was highly respected throughout the snack food industry and in 1995 was the recipient of the Snack Food Association's Circle of Honor, the most prestigious award given in the snack food industry. He retired from Golden Enterprises in 1996 after 50 years in the snack food business. He served as Chairman Emeritus of Golden Enterprises until his death. Mr. Bashinsky was inducted into the Alabama Business Hall of Fame in 1993, and was a former board member of the Eye Foundation Hospital, Children's Hospital, and St. Vincent's Foundation.

Mr. Bashinsky was a very strong supporter of education. He was a former trustee of Samford University and held honorary degrees from Samford University and the University of Alabama. He endowed scholarship funding for the Auburn University Honors program, contributed to the construction and maintenance of the Bashinsky Computer Center at the University of Alabama and supported the Big Oak Ranch. The Bashinsky Foundation, which he founded in 1986, has supported numerous charitable organizations and funds scholarships yearly for the children of Golden Flake employees.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 3, 2005

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL
PROCESSING
RECEIVED
SEP 06 2005
WASH, D.C.
209
SECTION

Commission File No. 0-4339

GOLDEN ENTERPRISES, INC.

(Exact name of registrant as specified in its charter)

Delaware	63-0250005
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

One Golden Flake Drive Birmingham, Alabama	35205
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's Telephone Number including area code (205) 458-7316

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
None

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
Common Capital Stock, Par Value $0.66⅔
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes (X) No ( )

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this form 10-K or any amendment to this Form 10-K. (X)

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ( ) No (X)

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ( ) No (X)

State the aggregate market value of the voting stock held by non-affiliates of the registrant as of August 5, 2005.

Common Stock, Par Value $0.66⅔ --$23,310,014

Indicate the number of shares outstanding of each of the Registrant's Classes of Common Stock, as of August 5, 2005.

Class	Outstanding at August 5, 2005
Common Stock, Par Value $0.66⅔	11,835,330 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Annual Proxy Statement for the Annual Meeting of Stockholders to be held on September 22, 2005 are incorporated by reference into Part III.

TABLE OF CONTENTS

FORM 10-K ANNUAL REPORT –2005
GOLDEN ENTERPRISES, INC.

PART I

ITEM 1. – BUSINESS

Golden Enterprises, Inc. (the "Company") is a holding company which owns all of the issued and outstanding capital stock of Golden Flake Snack Foods, Inc., a wholly-owned operating subsidiary company ("Golden Flake"). Golden Enterprises is paid a fee by Golden Flake for providing management services for it.

The Company was originally organized under the laws of the State of Alabama as Magic City Food Products, Inc. on June 11, 1946. On March 11, 1958, it adopted the name Golden Flake, Inc. On June 15, 1963, the Company purchased Don's Foods, Inc. a Tennessee corporation which was merged into the Company on December 10, 1966. The Company was reorganized December 31, 1967 as a Delaware corporation without changing any of its assets, liabilities or business. On January 1, 1977, the Company, which had been engaged in the business of manufacturing and distributing potato chips, fried pork skins, cheese curls and other snack foods, spun off its operating division into a separate Delaware corporation known as Golden Flake Snack Foods, Inc. and adopted its present name of Golden Enterprises, Inc.

The Company owns all of the issued and outstanding capital stock of Golden Flake Snack Foods, Inc.

Golden Flake Snack Foods, Inc.

General

Golden Flake Snack Foods, Inc. ("Golden Flake") is a Delaware corporation with its principal place of business and home office located at One Golden Flake Drive, Birmingham, Alabama. Golden Flake manufactures and distributes a full line of salted snack items, such as potato chips, tortilla chips, corn chips, fried pork skins, baked and fried cheese curls, onion rings and puff corn. These products are all packaged in flexible bags or other suitable wrapping material. Golden Flake also sells a line of cakes and cookie items, canned dips, pretzel, peanut butter crackers, cheese crackers, dried meat products and nuts packaged by other manufacturers using the Golden Flake label. No single product or product line accounts for more than 50% of Golden Flake's sales, which affords some protection against loss of volume due to a crop failure of major agricultural raw materials.

Raw Materials

Golden Flake purchases raw materials used in manufacturing and processing its snack food products on the open market and under contract through brokers and directly from growers. A large part of the raw materials used by Golden Flake consists of farm commodities which are subject to precipitous change in supply and price. Weather varies from season to season and directly affects both the quality and supply available. Golden Flake has no control of the agricultural aspects and its profits are affected accordingly.

Distribution

Golden Flake sells its products through its own sales organization and independent distributors to commercial establishments which sell food products in Alabama and in parts of Tennessee, Kentucky, Georgia, Florida, Mississippi, Louisiana, North Carolina, South Carolina, Arkansas, Missouri and Texas. The products are distributed by approximately 448 route salesmen who are supplied with selling inventory by the Company's trucking fleet which operates out of Birmingham, Alabama, Nashville, Tennessee, and Ocala, Florida. All of the route salesmen are employees of Golden Flake and use the direct store door delivery method. Golden Flake is not dependent upon any single customer, or a few customers, the loss of any one or more of which would have a material adverse effect on its business. No single customer accounts for more than 10% of its total sales. Golden Flake has a fleet of 873 company owned vehicles to support the route sales system, including 48 tractors and 125 trailers for long haul delivery to the various company warehouses located throughout its distribution areas, 634 store delivery vehicles and 66 cars and miscellaneous vehicles.

Competition

The snack foods business is highly competitive. In the area in which Golden Flake operates, many companies engage in the production and distribution of food products similar to those produced and sold by Golden Flake. Most, if not all, of Golden Flake's products are in direct competition with similar products of several local and regional companies and at least one national company, the Frito Lay Division of Pepsi Co., Inc., which are larger in terms of capital and sales volume than is Golden Flake. Golden Flake is unable to state its relative position in the industry. Golden Flake's marketing thrust is aimed at selling the highest quality product possible and giving good service to its customers, while being competitive with its prices. Golden Flake constantly tests the quality of its products for comparison with other similar products of competitors and maintains tight quality controls over its products.

Employees

Golden Flake employs approximately 1,032 employees. Approximately 620 employees are involved in route sales and sales supervision, approximately 297 are in production and production supervision, and approximately 115 are management and administrative personnel.

Golden Flake believes that the performance and loyalty of its employees are the most important factors in the growth and profitability of its business. Since labor costs represent a significant portion of Golden Flake's expenses, employee productivity is important to profitability. Golden Flake considers its relations with its employees to be excellent.

Golden Flake has a 401(k) Profit Sharing Plan and an Employee Stock Ownership Plan designed to reward the long term employee for his loyalty. In addition, the employees are provided medical insurance, life insurance, and an accident and sickness salary continuance plan. Golden Flake believes that its employee wage rates are competitive with those of its industry and with prevailing rates in its area of operations.

Other Matters

The Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, are available via the Company's website. The website address is www.goldenflake.com. All required reports are made available on the website as soon as reasonably practicable after they are electronically filed with the Securities and Exchange Commission.

Environmental Matters

There have been no material effects of compliance with government provisions regulating discharge of materials into the environment.

Recent Developments

No significant changes have occurred in the kinds of products manufactured or in the markets of methods of distribution, and no material changes or developments have occurred in the business done and intended to be done by Golden Flake.

Executive Officers Of Registrant
And Its Subsidiary

Name and Age	Position and Offices with Management
John S. Stein, 68	Mr. Stein is Chairman of the Board. He was elected Chairman on June 1, 1996. He served as Chief Executive Officer from 1991 to April 4, 2001, and as President from 1985 to 1998 and from June 1, 2000 to April 4, 2001. Mr. Stein also served as President of Golden Flake Snack Foods, Inc. from 1976 to 1991. Mr. Stein retired as an employee with the Company on May 31, 2002. Mr. Stein is elected Chairman annually, and his present term will expire on June 2, 2006.
Mark W. McCutcheon, 50	Mr. McCutcheon is Chief Executive Officer and President of the Company and President of Golden Flake Snack Foods, Inc., a wholly owned subsidiary of the Company. He was elected President and Chief Executive Officer of the Company on April 4, 2001 and President of Golden Flake on November 1, 1998. He has been employed by Golden Flake since 1980. Mr. McCutcheon is elected Chief Executive Officer and President of the Company and President of Golden Flake annually, and his present terms will expire on June 2, 2006.
Patty Townsend, 47	Ms. Townsend is Chief Financial Officer, Vice President and Secretary of Golden Enterprises, Inc. and Controller of Golden Flake Snack Foods, Inc. a wholly owned subsidiary of the Company. She was elected Chief Financial Officer, Vice-President and Secretary of the Company on March 1, 2004 and Controller of Golden Flake on March 15, 1997. She has been employed with the Company since 1988. Ms. Townsend is elected to her positions on an annual basis, and her present term of office will expire on June 2, 2006.
Randy Bates, 51	Mr. Bates is Executive, Vice-President of Sales, Marketing and Transportation for Golden Flake. He has held these positions since October 26, 1998. Mr. Bates was Vice-President of Sales from October 1, 1994 to 1998. Mr. Bates has been employed by Golden Flake since March 1979. Mr. Bates is elected to his positions on an annual basis, and his present term of office will expire on June 2, 2006.
David Jones, 52	Mr. Jones is Executive Vice-President of Operations, Human Resources and Quality Control for Golden Flake. He has held these positions since May 20, 2002. Mr. Jones was Vice-President of Manufacturing from 1998 to 2002 and Vice-President of Operations from 2000 to 2002. Mr. Jones has been employed by Golden Flake since 1984. Mr. Jones is elected to his positions on an annual basis, and his present term of office will expire on June 2, 2006.

ITEM 2. – PROPERTIES

The headquarters of the Company are located at One Golden Flake Drive, Birmingham Alabama 35205. The properties of the subsidiary are described below.

Golden Flake

Manufacturing Plants and Office Headquarters

The main plant and office headquarters of Golden Flake are located at One Golden Flake Drive, Birmingham, Alabama, and are situated on approximately 40 acres of land which is serviced by a railroad spur track. This facility consists of three buildings which have a total of approximately 300,000 square feet of floor area. The plant manufactures a full line of Golden Flake products. Golden Flake maintains a garage and vehicle maintenance service center from which it services, maintains, repairs and rebuilds its fleet and delivery trucks. Golden Flake has adequate employee and fleet parking.

Approximately 17 acres of the Birmingham property is undeveloped. This property is zoned for industrial use and is readily available for future use. Plans for the utilization of this property have not been finalized.

Golden Flake also has a manufacturing plant in Ocala, Florida. This plant was placed in service in November 1984. The plant consists of approximately 100,000 square feet, with allowance for future expansion, and is located on a 28-acre site on Silver Springs Boulevard. The Company manufactures corn chips, tortilla chips and potato chips from this facility.

The manufacturing plants, office headquarters and additional lands are owned by Golden Flake free and clear of any debts.

Distribution Warehouses

Golden Flake owns branch warehouses in Birmingham, Montgomery, Midfield, Demopolis, Fort Payne, Muscle Shoals, Huntsville, Phenix City, Tuscaloosa, Mobile, Dothan and Oxford, Alabama; Gulfport and Jackson, Mississippi; Chattanooga, Knoxville, and Memphis, Tennessee; Decatur, Marietta, and Macon Georgia; Jacksonville, Panama City, Tallahassee and Pensacola, Florida; New Orleans, Louisiana; and Little Rock, Arkansas. The warehouses vary in size from 2,400 to 8,000 square feet. All distribution warehouses are owned free and clear of any debts.

Vehicles

Golden Flake owns a fleet of 873 vehicles which includes 634 route trucks, 48 tractors, 125 trailers and 66 cars and miscellaneous vehicles. There are no liens or encumbrances on Golden Flake's vehicle fleet. Golden Flake also owns a 1987 Cessna Citation II aircraft.

ITEM 3. – LEGAL PROCEEDINGS

There are no material pending legal proceedings against the Company or its subsidiary other than ordinary routine litigation incidental to the business of the Company and its subsidiary.

ITEM 4. - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not Applicable.

PART II

ITEM 5. – MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY

MARKET AND DIVIDEND INFORMATION

The Company's common stock is traded in the over-the-counter market under the "NASDAQ" symbol, GLDC, and transactions are reported through the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market System. The following tabulation sets forth the high and low sale prices for the common stock during each quarter of the fiscal years ended June 3, 2005 and May 28, 2004 and the amount of dividends paid per share in each quarter. The Company currently expects that comparable regular cash dividends will be paid in the future.

Quarter Year Ended 2005	Market Price High Price	 Low Price	Dividend Paid Per share
First quarter (13 weeks ended August 27, 2004)	$3.110	$2.330	$.0313
Second quarter (13 weeks ended November 27, 2004)	3.000	2.450	.0313
Third quarter (14 weeks ended March 5, 2005)	4.109	2.010	.0313
Fourth quarter (13 weeks ended June 3, 2005)	4.130	3.170	.0313

Year Ended 2004	High Price	Low Price	Dividend Paid
First quarter (13 weeks ended August 31, 2003)	$2.890	$2.150	$.0313
Second quarter (13 weeks ended November 30, 2003)	2.750	2.370	.0313
Third quarter (13 weeks ended February 28, 2004)	3.500	2.340	.0313
Fourth quarter (13 weeks ended May 28, 2004)	3.430	2.400	.0313

As of August 5, 2005, there were approximately 1,500 shareholders of record.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS.

The following table provides Equity Compensation Plan information under which equity securities of the Registrant are authorized for issuance:

EQUITY COMPENSATION PLAN INFORMATION

Plan category	(a) Number of securities to be issued upon exercise of out-standing options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	369,000	$3.776	130,000
Equity compensation plans not approved by security holders	0	0	0
Total	369,000	$3.776	130,000

ISSUER PURCHASES OF EQUITY SECURITIES

The Company did not repurchase any shares of its common stock during the fourth quarter of fiscal year ended June 3, 2005.

ITEM 6 – SELECTED FINANCIAL DATA

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY

FINANCIAL REVIEW (Dollar amounts in thousands, except per share data)

Operations	2005	2004	2003	2002	2001
Net sales (b)	$ 103,144	$ 97,583	$ 96,604	$ 104,335	$ 102,797
Gain on sales of assets	107	14	304	756	599
Other income	521	499	506	563	691
Total revenues	103,772	98,096	97,414	105,654	104,087
Cost of sales	55,400	51,243	50,748	54,326	53,631
Selling, general and administrative expenses	48,022	46,595	47,686	47,653	46,333
Interest	255	220	269	189	85
(Loss) income before cumulative effect of a change in accounting policy and income taxes	95	38	(1,289)	3,486	4,038
Federal and state income taxes	(110)	84	(361)	1,367	1,386
Net (loss) income before cumulative effect of a change in accounting policy	(15)	(46)	(928)	2,119	2,652
Cumulative effect of a change in accounting policy net of taxes	-----	-----	-----	413	-----
Net (loss) income	$ (15)	$ (46)	$ (928)	$ 2,532	$ 2,652
Financial data					
Depreciation and amortization	$ 2,268	$ 2,347	$ 2,490	$ 2,594	$ 2,436
Capital expenditures, net of disposals	2,454	832	287	3,802	1,294
Working capital	5,328	6,697	8337	10,989	12,909
Long-term debt	2,426	2,327	3,862	5,083	1,807
Stockholders' equity	20,907	22,456	24,078	27,233	27,865
Total assets	34,402	33,623	36,492	40,840	40,243
Common stock data					
Net (loss) income before cumulative effect of a change in accounting policy	$ (0.00)	$ (0.00)	$ (0.08)	$ 0.18	$ 0.22
Cumulative effect of a change in accounting policy net of taxes	-----	-----	-----	0.03	-----
Basic and diluted net (loss) income	(0.00)	(0.00)	(0.08)	0.21	0.22
Dividends	.1250	.1250	.1875	0.25	0.25
Book value	1.77	1.89	2.20	2.29	2.33
Price range	4.15-2.01	3.50-2.15	5.530-1.640	4.550-2.950	4.750-2.875
Financial statistics					
Current ratio	1.54	1.84	2.09	2.37	2.58
Net (loss) income as percent of total revenues	0.00%	0.00%	(1.0)%	2.4%	2.5%
Net (loss) income as percent of stockholders' equity (a)	0.00%	0.00%	(5.1)%	10.1%	9.0%
Other data					
Weighted average common shares outstanding	11,846,419	11,879,891	11,883,305	11,898,097	11,965,671
Common shares outstanding at year end	11,835,330	11,852,830	11,883,305	11,883,305	11,932,741
Approximate number of stockholders	1,500	1,500	1,500	1,500	1,500

(a) Average amounts at beginning and end of fiscal year.
(b) Reflects on all periods presented, the effect on revenues of adopting the provisions of the Emerging Issues Task Force of the Financial Accounting Standards Board issue No. 01-9 Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products) (EITF 01-9)

ITEM 7. – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides an assessment of the Company's financial condition, results of operations, liquidity and capital resources and should be read in conjunction with the accompanying consolidated financial statements and notes.

OVERVIEW

The Company manufactures and distributes a full line of snack items, such as potato chips, tortilla chips, corn chips, fried pork skins, baked and fried cheese curls, onion rings and puff corn. The products are all packaged in flexible bags or other suitable wrapping material. The Company also sells a line of cakes and cookie items, canned dips, pretzels, popcorn, peanut butter crackers, cheese crackers, dried meat products and nuts packaged by other manufacturers using the Golden Flake label.

No single product or product line accounts for more than 50% of the Company's sales, which affords some protection against loss of volume due to a crop failure of major agricultural raw materials. Raw materials used in manufacturing and processing the Company's snack food products are purchased on the open market and under contract through brokers and directly from growers. A large part of the raw materials used by the Company consists of farm commodities which are subject to precipitous changes in supply and price. Weather varies from season to season and directly affects both the quality and supply available. The Company has no control of the agricultural aspects and its profits are affected accordingly.

The Company sells its products through its own sales organization and independent distributors to commercial establishments that sell food products primarily in the Southeastern United States. The products are distributed by approximately 448 route representatives who are supplied with selling inventory by the Company's trucking fleet. All of the route representatives are employees of the Company and use the Company's direct-store delivery system.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, the preparation of which in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that in certain circumstances affect amounts reported in the consolidated financial statements. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due considerations to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Revenue Recognition

The Company recognizes sales and related costs upon delivery or shipment of products to its customers. Sales are reduced by returns and allowances to customers.

In November 2001, the Emerging Issues Task Force reached a consensus on Issue No. 01-09 Accounting for Consideration given by a Vendor to a Customer (Including a Reseller of the Vendor's Products) effective for annual or interim periods beginning after December 15, 2001. The issue addresses the recognition, measurement and income statement classification for certain sales incentives. The Company implemented this new accounting policy in the fourth quarter of fiscal 2002. The effect of this accounting change is to adopt this policy as of the beginning of the fiscal 2002 (June 1, 2001). Certain of these expenses, including slotting fees, previously classified as selling, general, and administrative expenses, are now characterized as offsets to net sales. Reclassifications have been made to prior period financial statements to conform to current year presentation. Total vendor sales incentives now characterized as reductions of net sales that previously would have been classified as selling, general and administrative expenses were approximately \$11.6 million, \$11.6 million and \$12.8 million for the years ended 2005, 2004 and 2003, respectively. There was no resulting impact on net operating results from adopting EITF 01-09.

Change in Accounting Policy

The Company is self-insured for certain casualty losses relating to automobile liability, general liability, workers' compensation, property losses and medical claims. The Company also has stop loss coverage to limit the exposure arising from these claims. Automobile liability, general liability, workers' compensation, and property losses costs are covered by letters of credit with the company's claim administrators.

The Company changed its accounting policy in the fourth quarter of fiscal 2005 with regard to the casualty insurance obligations. The Company adopted the use of a third-party actuary to estimate the casualty insurance obligations on an annual basis. This change in accounting policy was made to determine the ultimate loss and reserve requirements through actuarial assumptions including compensation trends, health care cost trends and discount rates. The third-party actuary also uses historical information for claims frequency and severity in order to establish loss development factors. The cumulative effect of this change in accounting policy did not have a material effect on the financial statements.

Accounts Receivable

The Company records accounts receivable at the time revenue is recognized. Amounts for bad debt expense are recorded in selling, general and administrative expenses on the Consolidated Statements of Operations. The amount of the allowance for doubtful accounts is based on management's estimate of the accounts receivable amount that is uncollectible. Management records a general reserve based on analysis of historical data. In addition, management records specific reserves for receivable balances that are considered high-risk due to known facts regarding the customer. The allowance for bad debts is reviewed quarterly, and it is determined whether the amount should be changed. Failure of a major customer to pay the Company amounts owed could have a material impact on the financial statements of the Company. At June 3, 2005 and May 28, 2004, the Company had accounts receivables in the amount of \$7.7 million and \$7.5 million, net of an allowance for doubtful accounts of \$0.2 million and \$0.2 million, respectively.

The following table summarizes the Company's customer accounts receivable profile as of June 3, 2005:

Amount Range	No. of Customers
Less than $1,000.00	1,365
$1,001.00-$10,000.00	551
$10,001.00-$100,000.00	117
$100,001.00-$500,000.00	6
$500,001.00-$1,000,000.00	0
$1,000,001.00-$2,500,000.00	1
Total All Accounts	2,040

Inventories

Inventories are stated at the lower of cost or market. Cost is computed on the first-in, first out method.

Accrued Expenses

Management estimates certain material expenses in an effort to record those expenses in the period incurred. The most material accrued estimates relate to a salary continuation plan for certain key executives of the Company, and to insurance-related expenses, including self-insurance. In 2005, the Company adopted the use of a third-party actuary to estimate the casualty insurance obligations on an annual basis. In determining the ultimate loss and reserve requirements, the third-party actuary uses various actuarial assumptions including compensation trends, health care cost trends and discount rates. The third-party actuary also uses historical information for claims frequency and severity in order to establish loss development factors.

The actuarial calculation includes a margin of error to account for changes in inflation, health care costs, compensation and litigation cost trends as well as estimated future incurred claims. The Company utilized a 75% confidence level for estimating the ultimate outstanding casualty liability. Approximately 75% of each claim should be equal to or less than the ultimate liability recorded based on the historical trends experienced by the Company. If the Company chose a 50% factor, the liability would have been reduced by approximate $0.3 million. If the Company chose a 90% factor, the liability would have increased by approximately $0.3 million.

During 2004 and 2005, the Company used a 4% investment rate to discount the estimated claims based on the historical payout pattern.

Actual ultimate losses could vary from those estimated by the third-party actuary. The Company believes the reserves established are reasonable estimates of the ultimate liability based on historical trends.

As of June 3, 2005, the Company's casualty reserve was $1.9 million and at May 28, 2004 casualty reserve was $1.7 million. The casualty reserve at May 28, 2004 under the newly adopted third-party actuary method would have been $1.9 million.

Employee medical insurance accruals are recorded based on medical claims processed as well as historical medical claims experienced for claims incurred but not yet reported. Differences in estimates and assumptions could result in an accrual requirement materially different from the calculated accrual.

OTHER MATTERS

Transactions with related parties, reported in Note 14 of the Notes to Consolidated Financial Statements, are conducted on an arm's-length basis in the ordinary course of business.

LIQUIDITY AND CAPITAL RESOURCES

Working capital was $5.3 million at June 3, 2005 compared to $6.7 million at May 28, 2004. Net cash provided by operations amounted to $2.4 million in fiscal year 2005, $2.9 million in fiscal year 2004 and $4.6 million in fiscal year 2003. The decrease in net cash provided by operations is primarily related to changes in receivables, inventories and accounts payable offset by the net loss for fiscal year 2005 of $14,924 compared to the net loss for fiscal year 2004 of $45,846.

Additions to property, plant and equipment, net of disposals were $2.5 million, $0.8 million and $0.3 million in fiscal years 2005, 2004 and 2003, respectively, and are expected to be about $2 million in 2006.

Cash dividends of $1.5 million, $1.5 million and $2.2 million were paid during fiscal years 2005, 2004, and 2003, respectively. The quarterly dividend was reduced to $.03125 from $.0625 in the third quarter of fiscal 2003 in response to a decrease in earnings.

The amount of cash used to purchase treasury shares in fiscal 2005 was $0.05 million and $0.09 million in fiscal 2004. No cash was used to purchase treasury shares in fiscal 2003.

During fiscal 2005, the company's debt proceeds net of re-paid debt was $1.2 million.

The following table summarizes the significant contractual obligations of the Company as of June 3, 2005:

Contractual Obligations	Total	2006	2007-2008	2009-2010	Thereafter
Long-Term Debt	$ 1,704,178	$ 690,332	$ 1,013,846	$ -0-	$ -0-
Purchase Commitment	605,000	605,000	-0-	-0-	-0-
Salary Continuation Plan	1,839,797	103,912	234,413	274,941	1,226,531
Total Contractual Obligations	$ 4,148,975	$ 1,399,244	$ 1,248,259	$ 274,941	$ 1,226,531

Other Commitments

The Company had letters of credit in the amount of $2,213,446 outstanding at June 3, 2005 to support the Company's commercial self-insurance program.

The Company has a line-of-credit agreement with a local bank that permits borrowing up to $2 million. The line-of-credit is subject to the Company's continued credit worthiness and compliance with the terms and conditions of the advance application. The Company's line of credit debt at June 3, 2005 was $522,008 with an interest rate of 6.00%.

The Company's current ratio at year end was 1.54 to 1.00.

Available cash, cash from operations and available credit under the line of credit are expected to be sufficient to meet anticipated cash expenditures and normal operating requirements for the foreseeable future.

OPERATING RESULTS

Net sales increased by 6% in fiscal year 2005, increased by 1% in fiscal year 2004, and decreased by 7.4% in fiscal year 2003. The increase in fiscal 2005 was primarily due to higher sales volume and improved pricing more than offset promotional spending.

Cost of sales as a percentage of net sales amounted to 53.7% in 2005, 52.5% in 2004, and 52.5% in 2003. The cost increase in 2005 was due primarily to higher energy costs.

Selling, general and administrative expenses were 46.5% of net sales in 2005, 47.7% in 2004, and 49.4% in 2003. The 1.2% decrease for fiscal 2005 is attributed to the increase in net sales. The higher percentage cost for fiscal 2005 was due to significant increases in employee medical, workers' compensation, general and auto liability insurance costs, and energy costs.

The Company's effective tax rates for 2005, 2004, and 2003 were 115.7%, 221.3% and (27.9)%, respectively. Note 9 to the Consolidated Financial Statements provides additional information about the provision for income taxes.

OFF-BALANCE SHEET ARRANGEMENT

The Company entered into a five-year term product purchase agreement during the year ending June 1, 2001 with a supplier. Under the terms of the agreement the minimum purchase quantity and the purchase price were fixed resulting in a minimum first year commitment of approximately $2,171,000. After the first year, the minimum purchase quantity was fixed and the purchase unit price was negotiable based on the current market. The purchase product agreement as subsequently amended is described in more detail in Note 14 of the Notes to Consolidated Financial Statements.

MARKET RISK

The principal market risks (i.e. the risk of loss arising from adverse changes in market rates and prices) to which the Company is exposed are interest rates on its cash equivalents, investment securities and bank loans, and commodity prices affecting the cost of its raw materials.

The Company's cash equivalents consist of short-term marketable securities. Presently these are variable rate money market funds. Its bank loans also carry variable rates. Assuming year end 2005 variable rate investment levels and bank loan balances, a one-point change in interest rates would impact interest income by $284 and interest expense by $22,262.

The Company is subject to market risk with respect to commodities because its ability to recover increased costs through higher pricing may be limited by the competitive environment in which it operates. The Company purchases its raw materials on the open market, under contract through brokers and directly from growers. Futures contracts have been used occasionally to hedge immaterial amounts of commodity purchases, but none are presently being used.

INFLATION

Certain costs and expenses of the Company are affected by inflation, and the Company's prices for its products over the past several years have remained relatively flat. The Company will contend with the effect of further inflation through efficient purchasing, improved manufacturing methods, pricing, and by monitoring and controlling expenses.

ENVIRONMENTAL MATTERS

There have been no material effects of compliance with government provisions regulating discharge of materials into the environment.

FORWARD-LOOKING STATEMENTS

This discussion contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those forward-looking statements. Factors that may cause actual results to differ materially include price competition, industry consolidation, raw material costs and effectiveness of sales and marketing activities, as described in the Company's filings with Securities and Exchange Commission.

RECENT DEVELOPMENTS

The Company continues to review and analyze its internal audit program and has directed senior management to dedicate resources and take steps to strengthen controls. The company engaged the services of a third party consultant to assist in its review and analysis. The Company is identifying and implementing actions to improve the effectiveness of procedures and internal controls, including enhanced training with respect to financial reporting and disclosure responsibilities.

RECENT ISSUED ACCOUNTING PRONOUNCEMENTS

Effective June 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets to be held and used, to be disposed of other than by sale and to be disposed of by sale. The adoption of this standard did not have a material impact on the Company's financial position, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Cost Associated with Exit or Disposal Activities." SFAS No 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by SFAS No. 146 includes lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing or other exit or disposal activity. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company adopted SFAS No. 146 on June 1, 2003 and the adoption of this standard did not have a material impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure – an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure requirements of SFAS No. 148 effective May 31, 2003 in its consolidated financial statements. The Company will continue to account for stock-based compensation using the methods detailed in the stock-based compensation accounting policy as described earlier.

In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies the accounting and reporting for derivative instruments, including embedded derivatives, and for hedging activities under SFAS No. 133, "Accounting for Derivative instruments and Hedging Activities." SFAS No. 149 amends SFAS No. 133 to reflect the decisions made as part of the Derivatives Implementation Group and in other FASB projects or deliberations. SFA No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designed after June 30, 2003 and did not have an impact on the Company.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN No. 46), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 became effective February 1, 2003 for variable interest entities created after January 31, 2003, and July 31, 2003 for variable interest entities created prior to February 1, 2003. In December 2003, the FASB issued a revised FIN 46. The revised standard, FIN 46R, modifies or clarifies various provisions of FIN 46 and incorporates many FASB Staff Positions previously issued by the FASB. This standard replaces the original FIN 46 that was issued in January 2003. The adoption of these new standards did not have an impact on the Company's financial position, results of operations or cash flows.

In December 2003, the FASB issued a revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The revised SFAS No. 132 revised employers' disclosures about pension plans and other post retirement benefit plans. It did not change the measurement or recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The revised SFAS No. 132 retains the disclosure requirements contained in the original SFAS No. 132. It requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The adoption of this new standard did not have an impact on the Company's financial position, results of operations or cash flows.

In December 2003, the SEC released Staff Accounting Bulletin ("SAB") 104. SAB 104 revises or rescinds portions of the interpretative guidance included in SEC Topic 13, "Revenue Recognition," in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The principal revisions relate to the rescission of material no longer necessary because of private sector developments in U.S. generally accepted accounting principles. SAB 104 also rescinds the Revenue Recognition in Financial Statements Frequently Asked Questions and Answers document issued in conjunction with Topic 13. Selected portions of that document have been incorporated into Topic 13. The adoption of this new standard did not have an impact on the Company's financial position, results of operations or cash flows.

In May, 2004, the FASB issued Staff Position (FSP) 106-2, "Accounting and Disclosure Requirement Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." This Position provides guidance on the accounting, disclosure, effective date, and transition requirements related to the Medicare Prescription Drug Improvement and Modernization Act of 2003. The adoption of this FSP had no impact on the Company's financial position, results of operation or cash flows.

In October, 2004, the American Jobs Creation Act of 2004 (The Act) was enacted into law. The FASB had issued Staff Position 109-1 and 109-2 to provide accounting and disclosure guidance relating to the enactment of this Act. The Act allows for a tax deduction of up to 9% (when fully phased-in) of the lesser of qualified production activities income" or taxable income as defined in the Act beginning in 2005. The tax benefits of this deduction are to be recognized in the year in which they are reported on the tax return. The Act also allows for a special one-time tax deductions of 85 percent of certain foreign earnings that are repatriated to a US taxpayer, provided certain criteria are met. The Company has not completed its evaluation of the effects of the Act on its future financial position.

In November 2004, The FASB issued SFAS No. 151, "Inventory Cost or Amendment of ARB No. 43, Chapter 4." This Statement amends AR 13 No. 43, to clarify abnormal amounts of facility expense, freight, handling costs and wasted material should be recognized in current-period charges. In addition, this Statement requires that allocation of fixed production overhead to the costs on conversion be based on the normal capacity of the production facilities. This provision is effective for inventory costs incurred during fiscal years after June 15, 2005. SAFS No. 151 is not expected to have an impact on the Company's financial position, results of operations or cash flows.

In December 2004, the FASB revised its SFAS No. 123 (SFAS No. 123R), "Accounting for Stock Based Compensation." The revision established standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services particularly transaction in which an entity obtains employee services in share based payment transactions. The revised statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the employee is required to proved service in exchange for the award. Changes in fair value during the requisite service period are to be recognized as compensation cost over that period. In addition the revised statement amends SFAS No. 95, "Statement of Cash Flows," to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. The provisions of the revised statement are effective for financial statements issued for the first interim or annual reporting period beginning after June 15, 2005, with early adoption encouraged. The Company is currently evaluating the impact that this statement will have on its financial condition, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29." APB Opinion No. 29, "Accounting For Nonmonetary Transactions," is based on the opinion that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmentary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets whose results are not expected to significantly change the future cash flows of the entity. The provisions of this Statement shall be effective for nonmonetary asset exchanges occurring in the Company's fiscal year 2006. The adoption of SFAS No. 153 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

ITEM 7 A.- QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Included in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations- Market Risk beginning on page 14.

ITEM 8.- FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements of the registrant and its subsidiary for the year ended June 3, 2005, consisting of the following, are contained herein:

Consolidated Balance Sheets	- As of June 3, 2005 and May 28, 2004
Consolidated Statements of Operations	- Years ended 2005, 2004, and 2003
Consolidated Statements of Cash Flows	- Years ended 2005, 2004, and 2003
Consolidated Statements of Changes in Stockholders' Equity	-Years ended 2005, 2004, and 2003
Notes to Consolidated Financial Statements	- Years ended 2005, 2004, and 2003
Quarterly Results of Operations	- Years ended 2005, 2004, and 2003

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders and
Board of Directors of
Golden Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of Golden Enterprises, Inc. and subsidiary as of June 3, 2005 and May 28, 2004, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the three year period ended June 3, 2005. Our audits also included the financial statement schedule listed at Item 15(a) 2. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden Enterprises, Inc. and subsidiary as of June 3, 2005 and May 28, 2004, and the consolidated results of their operations and their cash flows for each of the three years in the three year period ended June 3, 2005, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, such financial statement schedule, when considering in relation to the basic consolidated financial statements, taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 3 to the financial statements, effective May 29, 2004 the Company changed its accounting policy with respect to the casualty insurance liability.

Birmingham, Alabama
August 5, 2005

DUDLEY, HOPTON-JONES, SIMS & FREEMAN PLLP

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
As of June 3, 2005 and May 28, 2004
ASSETS

	2005	2004
CURRENT ASSETS		
Cash and cash equivalents	$ 371,204	$ 565,195
Receivables:		
Trade accounts	7,656,766	7,445,741
Other	191,165	231,410
	7,847,931	7,677,151
Less: Allowance for doubtful accounts	156,467	185,000
	7,691,464	7,492,151
Notes receivable, current	49,558	45,760
	7,741,022	7,537,911
Inventories:		
Raw materials	1,100,715	1,198,534
Finished goods	2,869,352	2,504,515
	3,970,067	3,703,049
Prepaid expenses	2,436,748	2,292,943
Deferred income taxes	589,946	618,803
Total current assets	15,108,987	14,717,901
PROPERTY, PLANT AND EQUIPMENT		
Land	3,030,974	3,030,974
Buildings	16,670,043	16,925,279
Machinery and equipment	35,170,539	35,159,507
Transportation equipment	15,937,371	15,170,308
	70,808,927	70,286,068
Less: Accumulated depreciation	56,561,891	56,439,726
	14,247,036	13,846,342
OTHER ASSETS		
Notes receivable, long-term	1,770,428	1,819,986
Cash surrender value of life insurance	2,581,358	2,648,567
Other	693,938	589,760
Total other assets	5,045,724	5,058,313
TOTAL	$ 34,401,747	$ 33,622,556

See Accompanying Notes to Consolidated Financial Statements

LIABILITIES AND STOCKHOLDERS' EQUITY

		2005		2004
CURRENT LIABILITIES				
Checks outstanding in excess of bank balances	$	1,493,153	$	1,293,534
Accounts payable		2,270,035		1,816,879
Current portion of long-term debt		690,332		477,980
Line of Credit Outstanding		522,008		-
Other accrued expenses		4,701,726		4,334,798
Salary continuation plan		103,912		95,948
Total current liabilities		9,781,166		8,019,139
LONG-TERM LIABILITIES				
Note payable - bank, non-current		1,013,846		521,582
Salary continuation plan		1,735,885		1,805,619
Deferred income taxes		964,047		820,432
Total long-term liabilities		3,713,778		3,147,633
STOCKHOLDERS' EQUITY				
Common stock - $.66 2/3 par value:				
Authorized 35,000,000 shares;				
issued 13,828,793 shares		9,219,195		9,219,195
Additional paid-in capital		6,497,954		6,497,954
Retained earnings		15,867,248		17,363,237
Treasury shares - at cost (1,993,463 shares in 2005 and 1,975,963 shares in 2004)		(10,677,594)		(10,624,602)
Total stockholders' equity		20,906,803		22,455,784
TOTAL	$	34,401,747	$	33,622,556

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Fiscal Years Ended June 3, 2005, May 28, 2004 and May 30, 2003

	2005	2004	2003
Net sales	$ 103,143,979	$ 97,583,493	$ 96,604,461
Cost of sales	55,399,901	51,243,037	50,747,626
Gross margin	47,744,078	46,340,456	45,856,835
Selling, general and administrative expenses	48,022,149	46,595,519	47,686,174
Operating (loss) income	(278,071)	(255,063)	(1,829,339)
Other income (expenses):			
Gain on sale of assets	107,382	13,861	304,221
Interest expense	(255,132)	(219,608)	(268,489)
Other income	520,862	498,613	506,296
Total other income (expenses)	373,112	292,866	542,028
Income (loss) before income tax	95,041	37,803	(1,287,311)
Provision for income taxes	109,965	83,649	(359,546)
Net (loss) income	$ (14,924)	$ (45,846)	$ (927,765)
PER SHARE OF COMMON STOCK			
Net (loss) income	$ -	$ -	$ (0.08)
Basic earnings	$ -	$ -	$ (0.08)
Diluted earnings	$ -	$ -	$ (0.08)

See Accompanying Notes to Consolidated Financial Statements

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Fiscal Years Ended June 3, 2005, May 28, 2004 and May 30, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Shares	Total Stockholders' Equity
Balance - May 31, 2002	$ 9,219,195	$ 6,497,954	$ 22,049,446	$ (10,533,177)	$ 27,233,418
Net loss - 2003	-	-	(927,765)	-	(927,765)
Cash dividends paid	-	-	(2,228,128)	-	(2,228,128)
Balance - May 30, 2003	9,219,195	6,497,954	18,893,553	(10,533,177)	24,077,525
Net loss - 2004	-	-	(45,846)	-	(45,846)
Cash dividends paid	-	-	(1,484,470)		(1,484,470)
Treasury shares purchased	-	-	-	(91,425)	(91,425)
Balance - May 28, 2004	9,219,195	6,497,954	17,363,237	(10,624,602)	22,455,784
Net loss - 2005	-	-	(14,924)	-	(14,924)
Cash dividends paid	-	-	(1,481,065)	-	(1,481,065)
Treasury shares purchased	-	-	-	(52,992)	(52,992)
Balance - June 3, 2005	$ 9,219,195	$ 6,497,954	$ 15,867,248	$ (10,677,594)	$ 20,906,803

See Accompanying Notes to Consolidated Financial Statements

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Fiscal Years Ended June 3, 2005, May 28, 2004 and May 30, 2003

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash received from customers	$ 102,944,666	$ 97,937,596	$ 98,174,808
Interest income	150,685	154,944	161,735
Rental income	32,471	31,948	26,660
Other operating cash payments	337,706	311,721	317,901
Cash paid to suppliers & employees for cost of goods sold	(53,551,622)	(49,827,013)	(48,092,338)
Cash paid for suppliers & employees for selling, general & administrative	(47,233,583)	(45,894,592)	(46,369,119)
Income taxes (paid)	3,902	430,216	626,349
Interest expense	(255,132)	(219,608)	(268,489)
Net cash provided by operating activities	2,429,093	2,925,212	4,577,507
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment	(2,700,674)	(973,076)	(851,111)
Proceeds from sale of property, plant and equipment	139,644	155,288	399,690
Collection of notes receivable	45,760	42,254	119,636
Net cash used in investing activities	(2,515,270)	(775,534)	(331,785)
CASH FLOWS FROM FINANCING ACTIVITIES			
Debt proceeds	16,952,546	10,304,286	11,543,824
Debt repayments	(15,725,922)	(11,727,633)	(13,121,345)
Increase (decrease) in checks outstanding in excess of bank balances	199,619	136,426	535,782
Purchases of treasury shares	(52,992)	(91,425)	-
Cash dividends paid	(1,481,065)	(1,484,470)	(2,228,128)
Net cash used in financing activities	(107,814)	(2,862,816)	(3,269,867)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(193,991)	(713,138)	975,855
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	565,195	1,278,333	302,478
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 371,204	$ 565,195	$ 1,278,333

See Accompanying Notes to Consolidated Financial Statements

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED...
For the Fiscal Years Ended June 3, 2005, May 28, 2004 and May 30, 2003

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES			
Net (loss) income	$ (14,924)	$ (45,846)	$ (927,765)
Adjustment to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation	2,267,718	2,346,880	2,490,329
Deferred income taxes	172,472	(30,251)	1,433
Gain on sale of property and equipment	(107,382)	(13,861)	(304,221)
Change in receivables - net	(199,313)	354,103	1,570,347
Change in inventories	(267,018)	(397,854)	1,443,303
Change in prepaid expenses	(143,805)	588,178	783,358
Change in cash surrender value of insurance	67,209	114,172	22,597
Change in other assets	(104,178)	(93,585)	(19,214)
Change in accounts payable	453,156	115,945	(488,795)
Change in accrued expenses	366,928	45,350	60,940
Change in salary continuation plan	(61,770)	(58,019)	(54,805)
Net cash provided by operating activities	$ 2,429,093	$ 2,925,212	$ 4,577,507

See Accompanying Notes to Consolidated Financial Statements

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Fiscal Years Ended June 3, 2005, May 28, 2004 and May 30, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Golden Enterprises, Inc. and subsidiary ("Company") conform to accounting principles generally accepted in the United States of America and to general principles within the snack foods industry. The following is a description of the more significant accounting policies:

Nature of the Business
The Company manufactures and distributes a full line of snack items that are sold through its own sales organization and independent distributors to commercial establishments that sell food products primarily in the Southeastern United States.

Consolidation
The consolidated financial statements include the accounts of Golden Enterprises, Inc. and its wholly-owned subsidiary, Golden Flake Snack Foods, Inc., (the "Company"). All significant inter-company transactions and balances have been eliminated.

Revenue Recognition
The Company recognizes sales and related costs upon delivery or shipment of products to its customers. Sales are reduced by returns and allowances to customers.

Fiscal Year
The Company ends its fiscal year on the Friday closest to the last day in May. The year ended June 3, 2005 included the 53 weeks, May 28, 2004 and May 30, 2003 each included 52 weeks.

Fair Value of Financial Instrument
The carrying amount of cash and cash equivalents, receivables, accounts payable and short and long-term debt approximate fair value.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Inventories
Inventories are stated at the lower of cost or market. Cost is computed on the first-in, first-out method.

Property, Plant and Equipment
Property, plant and equipment are stated at cost. For financial reporting purposes, depreciation and amortization have been provided principally on the straight-line method over the estimated useful lives of the respective assets. Accelerated methods are used for tax purposes.

Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and betterments are capitalized and written off by depreciation and amortization charges. Property retired or sold is removed from the asset and related accumulated depreciation accounts and any profit or loss resulting therefrom is reflected in the statements of operations.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Self-Insurance

The Company is self-insured for certain casualty losses relating to automobile liability, general liability, workers' compensation, property losses and medical claims. The Company also has stop loss coverage to limit the exposure arising from these claims. Automobile liability, general liability, workers' compensation, and property losses costs are covered by letters of credit with the company's claim administrators.

As discussed in Note 3, the Company changed its accounting policy with respect to these casualty insurance liabilities in the fourth quarter of fiscal 2005. The Company now uses a third-party actuary to estimate the casualty insurance obligations on an annual basis, using the fully developed actuarial method of accounting for the self-insurance liability. The third-party actuary also uses historical information for claims frequency and severity in order to establish loss development factors.

Advertising

The Company expenses advertising costs as incurred. These costs are included in selling, general and administrative expenses in the Consolidated Statement of Operations. Advertising expense amounted to $6,000,563, $5,115,582 and $5,953,137 for the fiscal years 2005, 2004 and 2003, respectively.

Income Taxes

Deferred income taxes are provided using the liability method to measure tax consequences resulting from differences between financial accounting standards and applicable income tax laws. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on date of enactment.

Segment Information

The Company does not identify separate operating segments for management reporting purposes. The results of operations are the basis on which management evaluates operations and makes business decisions. The Company's sales are generated primarily within the Southeastern United States.

Stock Options

The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for all stock option plans. No stock-based compensation cost has been recognized in operations for stock options granted because the option exercise price was equal to or more than the market price of the underlying common stock on the date of grant.

SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," requires the Company to provide pro forma information regarding net income (loss) as if the compensation cost for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS No. 123. To provide the required pro forma information, the Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model.

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
For the Fiscal Year Ended June 3, 2005, May 28, 2004 and May 30, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

The following table represents the pro forma effect on net income (loss) and earnings (loss) per share as if the Company had applied the fair value based method recognition provisions of SFAS No 123 to stock-based employee compensation:

	Year End		
	2005	2004	2003
Net (loss) income as reported	$ (14,924)	$ (45,846)	$ (927,765)
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(10,458)	(12,291)	(12,660)
Pro forma net (loss) income	$ (25,382)	(58,137)	(940,425)
(Loss) earnings per share:			
Basic - as reported	$ -	$ -	$ (0.08)
Basic - Pro forma	$ -	$ -	$ (0.08)
Diluted - as reported	$ -	$ -	$ (0.08)
Diluted - Pro forma	$ -	$ -	$ (0.08)

Shipping and Handling Costs
Shipping and handling costs, which include salaries and vehicle operations expenses relating to the delivery of products to customers by the Company are classified as Selling, General and Administrative (SG&A) expenses. Shipping and handling costs classified as SG&A amounted to $2,788,746 million, $2,347,827 million and $2,339,726 million for the fiscal years 2005, 2004 and 2003, respectively.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Issued Accounting Pronouncements
In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal use of assets. The Company adopted SFAS No. 143 on June 1, 2003 and the adoption did not have a material impact on the Company's consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Effective June 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets to be held and used, to be disposed of other than by sale and to be disposed of by sale. The adoption of this standard did not have a material impact on the Company's financial position, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Cost Associated with Exit or Disposal Activities." SFAS No 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by SFAS No. 146 includes lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing or other exit or disposal activity. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company adopted SFAS No. 146 on June 1, 2003 and the adoption of this standard did not have a material impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure – an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure requirements of SFAS No. 148 effective May 31, 2003 in its consolidated financial statements. The Company will continue to account for stock-based compensation using the methods detailed in the stock-based compensation accounting policy as described earlier.

In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies the accounting and reporting for derivative instruments, including embedded derivatives, and for hedging activities under SFAS No. 133, "Accounting for Derivative instruments and Hedging Activities." SFAS No. 149 amends SFAS No. 133 to reflect the decisions made as part of the Derivatives Implementation Group and in other FASB projects or deliberations. SFA No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designed after June 30, 2003 and did not have an impact on the Company.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN No. 46), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 became effective February 1, 2003 for variable interest entities created after January 31, 2003, and July 31, 2003 for variable interest entities created prior to February 1, 2003. In December 2003, the FASB issued a revised FIN 46. The revised standard, FIN 46R, modifies or clarifies various provisions of FIN 46 and incorporates many FASB Staff Positions previously issued by the FASB. This standard replaces the original FIN 46 that was issued in January 2003. The adoption of these new standards did not have an impact on the Company's financial position, results of operations or cash flows.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

In December 2003, the FASB issued a revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The revised SFAS No. 132 revised employers' disclosures about pension plans and other postretirement benefit plans. It did not change the measurement or recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The revised SFAS No. 132 retains the disclosure requirements contained in the original SFAS No. 132. It requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The adoption of this new standard did not have an impact on the Company's financial position, results of operations or cash flows.

In December 2003, the SEC released Staff Accounting Bulletin ("SAB") 104. SAB 104 revises or rescinds portions of the interpretatative guidance included in SEC Topic 13, "Revenue Recognition," in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The principal revisions relate to the rescission of material no longer necessary because of private sector developments in U.S. generally accepted accounting principles. SAB 104 also rescinds the Revenue Recognition in Financial Statements Frequently Asked Questions and Answers document issued in conjunction with Topic 13. Selected portions of that document have been incorporated into Topic 13. The adoption of this new standard did not have an impact on the Company's financial position, results of operations or cash flows.

In May, 2004, the FASB issued Staff Position (FSP) 106-2, "Accounting and Disclosure Requirement Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." This Position provides guidance on the accounting, disclosure, effective date, and transition requirements related to the Medicare Prescription Drug Improvement and Modernization Act of 2003. The adoption of this FSP had no impact on the Company's financial position, results of operation or cash flows.

In October, 2004, the American Jobs Creation Act of 2004 (The Act) was enacted into law. The FASB had issued Staff Position 109-1 and 109-2 to provide accounting and disclosure guidance relating to the enactment of this Act. The Act allows for a tax deduction of up to 9% (when fully phased-in) of the lesser of qualified production activities income" or taxable income as defined in the Act beginning in 2005. The tax benefits of this deduction are to be recognized in the year in which they are reported on the tax return. The Act also allows for a special one-time tax deductions of 85 percent of certain foreign earnings that are repatriated to a US taxpayer, provided certain criteria are met. The Company has not completed its evaluation of the effects of the Act on its future financial position.

In November 2004, The FASB issued SFAS No. 151, "Inventory Cost or Amendment of ARB No. 43, Chapter 4." This Statement amends AR 13 No. 43, to clarify abnormal amounts of facility expense, freight, handling costs and wasted material should be recognized in current-period charges. In addition, this Statement requires that allocation of fixed production overhead to the costs on conversion be based on the normal capacity of the production facilities. This provision is effective for inventory costs incurred during fiscal years after June 15, 2005. SAFS No. 151 is not expected to have an impact on the Company's financial position, results of operations or cash flows.

In December 2004, the FASB revised its SFAS No. 123 (SFAS No. 123R), "Accounting for Stock Based Compensation." The revision established standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services particularly transaction in which an entity obtains employee services in share based payment transactions. The revised statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the employee is required to proved service in exchange for the award. Changes in fair value during the requisite service period are to be recognized as compensation cost over that period. In addition the revised statement amends SFAS No. 95, "Statement of Cash Flows," to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. The provisions of the revised statement are effective for financial statements issued for the first interim or annual reporting period beginning after June 15, 2005, with early adoption encouraged. The Company is currently evaluating the impact that this statement will have on its financial condition, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29." APB Opinion No. 29, "Accounting For Nonmonetary Transactions," is based on the opinion that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmentary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets whose results are not expected to significantly change the future cash flows of the entity. The provisions of this Statement shall be effective for nonmonetary asset exchanges occurring in the Company's fiscal year 2006. The adoption of SFAS No. 153 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Reclassifications

Certain items included in prior years' consolidated financial statements have been reclassified to conform to current year presentation.

NOTE 2- CHANGE IN CASH FLOW PRESENTATION

During the year ended June 3, 2005, the Company changed its method of presenting the statement of cash flows for operating activities from the indirect method (which adjusts net income to remove the effects of noncash operating transactions) to the direct method (which shows principal components of operating cash receipts and payments). This change has been applied retroactively to the 2004 and 2003 statement of cash flows.

NOTE 3 - CHANGE IN ACCOUNTING POLICY

The Company changed its accounting policy in the fourth quarter of fiscal 2005 with regard to casualty insurance reserves. The effect of this accounting change was to adopt this policy as of the beginning of fiscal 2005 (May 29, 2004). Previously, casualty insurance reserves were calculated using the case reserves method. The Company changed this accounting policy to the fully developed actuarial method of estimating insurance reserves. This change in accounting policy was made to improve the quality of the accounting estimate. The fully developed method reflects future costs inherent in the total population of claims including claims reported and IBNR (incurred but not reported). The estimate includes the recognition of inflation trends and the fact that injuries may become more severe over time. The cumulative effect of this change in accounting policy did not have a material effect on the financial statements. The accounting change also increased net income before the cumulative effect in 2005 by $240,028 ($.02) per share. The effect on income in 2004 and 2003 has not been determined. Quarterly results for 2005 reflecting this change in accounting are included in Note 16, Quarterly Results of Operations. Pro forma earnings per share amounts for previous quarter, assuming the new policy was applied retroactively, are as follows:

		First		Second		Third
Basic earnings per share						
Net income (loss) - as reported	$	0.02	$	-	$	(0.04)
Net income (loss) - pro forma		0.01		-		(0.01)
Diluted earnings per share						
Net income (loss) - as reported	$	0.02	$	-	$	(0.04)
Net income (loss) - pro forma		0.01		-		(0.01)

NOTE 4- NOTES RECEIVABLE

Notes receivable as of June 3, 2005 and May 28, 2004 consist of the following:

		2005		2004
8% note, due in 120 monthly installments of $3,640 through November 1, 2010, collateralized by property	$	193,836	$	220,823
8% note, due in 360 monthly installments of $12,474 through November 1, 2030, collateralized by property		1,626,150		1,644,923
		1,819,986		1,865,746
Less current portion		49,558		45,760
	$	1,770,428	$	1,819,986

Maturities at Year End

2007	$	53,672
2008		58,126
2009		62,951
2010		68,176
2011		51,628
Thereafter		1,475,875

NOTE 5 - PREPAID EXPENSES

At June 3, 2005 and May 28, 2004, prepaid expenses consist of the following:

	2005	2004
Prepaid slotting fees	$ 421,198	$ 376,295
Other prepaid expenses	2,015,550	1,916,648
	$ 2,436,748	$ 2,292,943

NOTE 6 - OTHER ACCRUED EXPENSES

At June 3, 2005 and May 28, 2004, other accrued expenses consist of the following:

	2005	2004
Accrued payroll	$ 468,047	$ 450,214
Self insurance liability	1,931,800	1,969,332
Accrued vacation	1,410,187	1,463,539
Other accrued expenses	891,692	451,713
	$ 4,701,726	$ 4,334,798

NOTE 7- LINE OF CREDIT

The Company has a line of credit agreement with a local bank which permits borrowing up to $2 million. The balance on the line of credit at June 3, 2005 was $522,008 a rate of 6.00%. The line of credit is subject to the Company's continued credit worthiness and compliance with the terms and conditions of the advance application.

NOTE 8 - LONG-TERM LIABILITIES

At June 3, 2005 and May 28, 2004, long-term debt consists of the following:

	2005	2004
Note payable - bank - payable in equal monthly installments of $65,108 including interest at the LIBOR index rate plus 1.75% (4.84% at June 3, 2005) through September 30, 2007, secured by equipment	$ 1,704,178	$ 999,562
Less: current portion	690,332	477,980
	$ 1,013,846	$ 521,582

NOTE 8- LONG-TERM LIABILITIES - CONTINUED

Maturities at June 3, 2005

2007	$	733,518
2008		280,328

At June 3, 2005, May 28, 2004 and May 30, 2003 the provision for income taxes consists of the following:

	2005	2004
Salary continuation plan	$ 1,839,797	$ 1,901,567
Less current portion	(103,912)	(95,948)
	$ 1,735,885	$ 1,805,619

The Company is accruing the present values of the estimated future retirement payments over the period from the date of the agreements to the retirement dates, for certain key executives. The Company recognized compensation expense of approximately $34,178, $30,576 and $27,000 for fiscal 2005, 2004 and 2003, respectively.

NOTE 9 - INCOME TAXES

At June 3, 2005 and May 28, 2004 the provision for income taxes consists of the following:

	2005	2004	2003
Current:			
Federal	$ (55,620)	$ 101,350	$ (320,635)
State	(6,890)	12,550	(40,342)
	(62,510)	113,900	(360,977)
Deferred:			
Federal	155,191	(27,859)	1,272
State	17,284	(2,392)	159
	172,475	(30,251)	1,431
Total	$ 109,965	$ 83,649	$ (359,546)

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
For the Fiscal Years Ended June 3, 2005, May 28, 2004 and May 30, 2003

NOTE 9- INCOME TAXES - CONTINUED

The effective tax rate for continuing operations differs from the expected tax using statutory rates. A reconciliation between the expected tax and actual tax follows:

	2005	2004	2003
Tax on income at statutory rates	$ 32,327	$ 12,853	$ (437,685)
(Decrease) increase resulting from:			
State income taxes, less Federal income tax effect	(4,547)	8,741	(26,894)
Tax exempt interest	(1,142)	(1,388)	(1,356)
Change in valuation allowance	57,559	55,000	120,000
Other - net	25,768	8,443	(13,611)
Total	$ 109,965	$ 83,649	$ (359,546)

The tax effects of temporary differences that result in deferred tax assets and liabilities are as follows:

	2005	2004
Deferred tax assets		
Salary continuation plan	$ 674,654	$ 697,305
Accrued vacation	517,116	536,680
Contribution carryforward	383,657	229,588
Inventory capitalization	21,471	65,688
Allowance for doubtful accounts	57,377	67,840
Other accrued expenses	164,241	86,582
Gross defered tax assets before valuation allowance	1,818,516	1,683,683
Less valuation allowance	(232,559)	(175,000)
Total deferred tax assets	1,585,957	1,508,683
Deferred tax liabilities		
Property and equipment	1,805,605	1,572,325
Prepaid expenses	154,453	137,987
Total deferred tax liabilities	1,960,058	1,710,312
Net deferred tax liability	$ (374,101)	$ (201,629)

NOTE 10- EMPLOYEE BENEFIT PLANS

The Company has trusteed "Qualified Profit-Sharing Plans" that were amended and restated effective June 1, 1996 to add a 401(k) salary reduction provision. Under this provision, employees can contribute up to fifty percent of their compensation to the plan on a pretax basis subject to regulatory limits; and the Company, at its discretion, can match up to 4 percent of the participants' compensation. The annual contributions to the plans are determined by the Board of Directors. Total plan expenses for the years ended June 3, 2005, and May 28, 2004 and May 30, 2003 were $129,529, $94,683, and $231,332, respectively.

The Company has an Employee Stock Ownership Plan that covers all full-time employees. The annual contributions to the plan are amounts determined by the Board of Directors of the Company. Annual contributions are made in cash or common stock of the Company. The Employee Stock Ownership Plan expenses for the years ended June 3, 2005, May 28, 2004 and May 30, 2003 were $-0-. Each participant's account is credited with an allocation of shares acquired with the Company's annual contributions, dividends received on ESOP shares and forfeitures of terminated participants' nonvested accounts.

The Company has a salary continuation plan with certain of its key officers whereby monthly benefits will be paid for a period of fifteen years following retirement. The Company is accruing the present value of such retirement benefits until the key officers reach normal retirement age at which time the principal portion of the retirement benefits paid are applied to the liability previously accrued. The change in the liability for the Salary Continuation Plan is as follows:

	2005	2004
Accrued Salary Continuation Plan - beginning of year	$ 1,901,567	$ 1,959,586
Benefits Accrued	34,178	30,576
Benefits Paid	(95,948)	(88,595)
Accrued Salary Continuation Plan - end of year	$ 1,839,797	$ 1,901,567

NOTE 11 - LONG-TERM INCENTIVE PLANS

The Company has a long-term incentive plan currently in effect under which future stock option grants may be issued. This Plan (the 1996 Plan) is administered by the Stock Option Committee of the Board of Directors, which has sole discretion, subject to the terms of the Plan, to determine those employees, including executive officers, eligible to receive awards and the amount and type of such awards. The Stock Option Committee also has the authority to interpret the Plan, formulate the terms and conditions of award agreements and make all other determinations required in the administration thereof. All options outstanding at the end of the 2005, 2004, and 2003 are exercisable.

The 1996 Plan provides for the granting of Incentive Stock Options as defined under the Internal Revenue Code. Under the Plan, grants may be made to selected officers and employees, of incentive stock option with a term not exceeding ten years from the issue date and at a price not less than the fair market value of the Company's stock at the date of grant.

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
For the Years Ended June 3, 2005, May 28, 2004 and May 30, 2003

NOTE 11 - LONG-TERM INCENTIVE PLANS - CONTINUED

Five hundred thousand shares of the Company's stock have been reserved for issuance under this Plan. The following is a summary of transactions:

Shares Under Option	2005		2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding - beginning of year	369,000	$ 3.78	369,000	$ 3.78	40,000	$ 3.50
Granted	-	-	-	-	330,000	3.81
Exercised	-	-	-	-	(1,000)	3.81
Forfeited	-	-	-	-	-	-
Cancelled	-	-	-	-	-	-
Outstanding - end of year	369,000	$ 3.78	369,000	$ 3.78	369,000	$ 3.78

Pro forma information regarding net income and earnings per share is presented as if the Company had accounted for its employees stock options under the fair value method. The per share weighted average fair value of the stock options granted during fiscal 2002 was $.25. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate 5.05 percent; dividend yield 6.56 percent; expected option life of 5 years; and expected volatility of 15 percent. No options were granted during 2005 or 2004.

The Black-Scholes options pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect an option's fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of it employee stock options.

NOTE 12 - NET INCOME PER SHARE

Basic earnings per common share are computed by dividing earnings available to stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects per share amounts that would have resulted if dilutive potential common stock equivalents had been converted to common stock, as prescribed by Statement of Financial Accounting Standards No. 128, "Earnings per Share". Options to purchase 369,000 shares of common stock at June 3, 2005 and May 28, 2004 were not included in the computation of diluted earnings per share because the options' exercise price were greater than the average market price of the common shares and, therefore, the effect would be antidulutive. The following reconciles the information used to compute basic and diluted earnings per share:

	Average Common Stock Shares		
	2005	2004	2003
Basic weighted average shares outstanding......................	11,846,419	11,879,891	11,883,305
Effect of options..	-	-	-
Diluted shares...	11,846,419	11,879,891	11,883,305

NOTE 13 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practical to estimate that value. SFAS 107 defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, such as estimates of timing and amount of expected future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

The carrying amounts for cash and cash equivalents approximate fair value because of the short maturity, generally less than three months, of these instruments.

The fair value of notes receivable is estimated by using a discount rate that approximates the current rate for comparable notes. At June 3, 2005 and May 28, 2004 the aggregate fair value was approximately $2,364,641 and $2,437,778 compared to a carrying amount of $1,819,986 and $1,865,746, respectively.

NOTE 13 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS -CONTINUED

The interest rate on the Company's long-term debt is reset monthly to reflect the 30 day LIBOR rate. Consequently, the carrying value of the bank debt approximates fair value.

The carrying value of the Company's salary continuation plan and accrued liability approximates fair value because present value is used in accruing this liability.

The Company does not hold or issue financial instruments for trading purposes and has no involvement with forward currency exchange contracts.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

Rental expense was $316,724 in 2005, $493,028 in 2004, and $498,031 in 2003. At June 3, 2005, the Company was not obligated under any significant operating leases.

The Company leases its airplane to a major shareholder of the Company for approximately $20,000 per month. The lease provides for their personal use of the airplane for up to 100 flight hours per year and is for a term of one year with automatic renewal at the option of either party.

The Company had letters of credit in the amount of $2,213,446 outstanding at June 3, 2005 to support the Company's commercial self-insurance program. The Company pays a commitment fee of 0.50% to maintain the letters of credit.

The Company entered into a five-year term product purchase commitment during the year ending June 1, 2001 with a supplier. Under the terms of the agreement the minimum purchase quantity and the unit purchase price were fixed resulting in a minimum first year commitment of approximately $2,171,000. After the first year, the minimum purchase quantity was fixed and the purchase unit price was negotiable, based on current market. Subsequently, in September 2002, the product purchase agreement was amended to fix the purchase unit price and establish specific annual quantities. As of June 3, 2005 the Company's outstanding purchase commitments were as follows:

Years ending	Amount
2006	$ 605,000

The Company has entered into various other short term purchase commitments with suppliers for raw materials in the normal course of business.

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
For the Fiscal Years Ended June 3, 2005, May 28, 2004 and May 30, 2003

NOTE 15 -CONCENTRATIONS OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables.

The Company maintains deposit relationships with high credit quality financial institutions. The Company's trade receivables result primarily from its snack food operations and reflect a broad customer base, primarily large grocery store chains located in the Southeastern United States. The Company routinely assesses the financial strength of its customers. As a consequence, concentrations of credit risk are limited.

The Company's notes receivable require collateral and buyer investment and managment believes they are well secured.

NOTE 16 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations of the years ended June 3, 2005 and May 28, 2004.

	Net Sales	Net (Loss) Income	Per Share Net (Loss) Income
Quarter			
2005			
First	$ 24,766,426	$ 65,737	$ 0.01
Second	24,851,760	47,151	-
Third	27,012,648	(136,754)	(0.01)
Fourth	26,513,145	8,942	-
For the year	$ 103,143,979	$ (14,924)	$ -
2004			
First	$ 24,580,778	$ 431,692	$ 0.04
Second	23,296,981	(196,021)	(0.02)
Third	24,102,358	(606,028)	(0.05)
Fourth	25,603,376	324,511	0.03
For the year	$ 97,583,493	$ (45,846)	$ -

Quarterly net income amounts for 2005 have been adjusted from amounts reported in the Company's 10-Q's to reflect the change in accounting discussed in Note 3.

NOTE 17 - SUPPLEMENTARY STATEMENT OF INCOME INFORMATION

The following tabulation gives certain supplementary statement of income information for continuing operations for the years ended June 3, 2005, May 28, 2004, and May 30, 2003:

	2005	2004	2003
Maintenance and repairs	$ 6,036,556	$ 5,914,221	$ 5,625,851
Depreciation	2,267,718	2,346,880	2,490,329
Payroll taxes	2,379,888	2,241,443	2,337,330
Advertising costs	6,000,563	5,115,582	5,953,137

Amounts for other taxes, rents and research and development costs are not presented because each of such amounts is less than 1% of total revenues.

ITEM 9. – CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 9A. – CONTROLS AND PROCEDURES

The Company performed an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the fiscal year ended June 3, 2005. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year ended June 3, 2005, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed in reports that the Company files or submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the specified time periods.

ITEM 9B. – OTHER INFORMATION

Not Applicable.

PART III

ITEM 10. – DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

With the exception of information set forth under the caption "Executive Officers of the Registrant and Its Subsidiary" which appears in Part I of this Form 10-K on Page 5, the information required by this item is incorporated by reference to the sections entitled "Election of Directors," "Additional Information Concerning the Board of Directors," "Executive Compensation and Other Information" and "Code of Conduct and Ethics" of the Company's Proxy Statement for the 2005 Annual Meeting of Stockholders to be held September 22, 2005.

ITEM 11. – EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the sections entitled "Executive Compensation and Other Information" of the Company's Proxy Statement for the 2005 Annual Meeting of Stockholders to be held September 22, 2005. See Item 5 of this Annual Report on Form 10-K for information concerning the Company's equity compensation plans.

ITEM 12. – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Section 16(a) Beneficial Ownership Reporting Compliance," of the Company's Proxy Statement for the 2005 Annual Meeting of Stockholders to be held September 22, 2005.

ITEM 13. – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated by reference to the section entitled "Certain Transactions" of the Company's Proxy Statement for the 2005 Annual Meeting of Stockholders to be held September 22, 2005.

ITEM 14. – PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to the section entitled "Independent Accountants" of the Company's Proxy Statement for the 2005 Annual Meeting of Stockholders to be held September 22, 2005.

Prior to September 29, 2005, the Company will file a definitive Proxy Statement with the Securities and Exchange Commission pursuant to Regulation 14A which involves the election of directors.

PART IV

ITEM 15.- EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. and 2. LIST OF FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

The following consolidated financial statements of Golden Enterprises, Inc., and subsidiary required to be included in Item 8 are listed below:

Consolidated Balance Sheets – June 3, 2005 and May 28, 2004

Consolidated Statements of Operations- Years ended June 3, 2005, May 28, 2004, and May 30, 2003

Consolidated Statements of Changes in Stockholders' Equity- Years ended June 3, 2005, May 28, 2004 and May 30, 2003

Consolidated Statements of Cash Flows- Years ended June 3, 2005, May 28, 2004, and May 30, 2003

Notes to Consolidated Financial Statements

The following consolidated financial statements schedule is included in Item 16 (d):

Schedule II- Valuation and Qualifying Accounts

All other schedules are omitted because the information required therein is not applicable, or the information is given in the financial statements and notes thereto.

Section 3. Exhibits

(3) Articles of Incorporation and By-laws of Golden Enterprises, Inc.

3.1 Certificate of Incorporation of Golden Enterprises, Inc. (originally known as "Golden Flake, Inc.") dated December 11, 1967 (incorporated by reference to Exhibit 3.1 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission).

3.2 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated December 22, 1976 (incorporated by reference to Exhibit 3.2 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission).

3.3 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated October 2, 1978 (incorporated by reference to Exhibit 3 to Golden Enterprises, Inc. May 31, 1979 Form 10-K filed with the Commission).

3.4 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated October 4, 1979 (incorporated by reference to Exhibit 3 to Golden Enterprises, Inc. May 31, 1980 Form 10-K filed with the Commission).

3.5 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated September 24, 1982 (incorporated by reference to Exhibit 3.1 to Golden Enterprises, Inc. May 31, 1983 Form 10-K filed with the Commission).

3.6 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated September 22, 1983 (incorporated by reference to Exhibit 19.1 to

Golden Enterprises, Inc. Form 10-Q Report for the quarter ended November 30, 1983 filed with the Commission).

3.7 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated October 3, 1985 (incorporated by reference to Exhibit 19.1 to Golden Enterprises, Inc. Form 10-Q Report for the quarter ended November 30, 1985 filed with the Commission).

3.8 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated September 23, 1987 (incorporated by reference to Exhibit 3.1 to Golden Enterprises, Inc. May 31, 1988 Form 10-K filed with the Commission).

3.9 By-Laws of Golden Enterprises, Inc. (incorporated by reference to Exhibit 3.4 to Golden Enterprises, Inc. May 31, 1988 Form 10-K filed with the Commission).

(10) Material Contracts.

10.1 A Form of Indemnity Agreement executed by and between Golden Enterprises, Inc. and Each of Its Directors (incorporated by reference as Exhibit 19.1 to Golden Enterprises, Inc. Form 10-Q Report for the quarter ended November 30, 1987 filed with the Commission).

10.2 Amended and Restated Salary Continuation Plans for John S. Stein (incorporated by reference to Exhibit 19.1 to Golden Enterprises, Inc. May 31, 1990 Form 10-K filed with the Commission).

10.3 Indemnity Agreement executed by and between the Company and J. Wallace Nall, Jr. (incorporated by reference as Exhibit 19.4 to Golden Enterprises, Inc. May 31, 1991 Form 10-K filed with the Commission).

10.4 Salary Continuation Plans - Retirement, Disability and Death Benefits for F. Wayne Pate (incorporated by reference to Exhibit 19.1 to Golden Enterprises, Inc. May 31, 1992 Form 10-K filed with the Commission).

10.5 Indemnity Agreement executed by and between the Registrant and F. Wayne Pate (incorporated by reference as Exhibit 19.3 to Golden Enterprises, Inc. May 31, 1992 Form 10-K filed with the Commission).

10.6 Golden Enterprises, Inc. 1996 Long-Term Incentive Plan (incorporated by reference as Exhibit 10.1 to Golden Enterprises, Inc. May 31, 1997 Form 10-K filed with the Commission).

10.7 Lease of Aircraft executed by and between Golden Flake Snack Foods, Inc., a wholly-owned subsidiary of Golden Enterprises, Inc., and Sloan Y. Bashinsky, Sr. (incorporated by reference as Exhibit 10.1 to Golden Enterprises, Inc. May 31, 1999 Form 10-K filed with the Commission).

10.8 Equipment Purchase and Sale Agreement dated October 2000 whereby Golden Flake Snack Foods, Inc., a wholly-owned subsidiary of Golden Enterprises, Inc., sold the Nashville, Tennessee Plant Equipment (incorporated by reference as Exhibit 10.1 to Golden Enterprises, Inc. May 31, 2001 Form 10-K filed with the Commission).

10.9 Real Property Contract of Sale dated October 2000 whereby Golden Flake Snack Foods, Inc. sold the Nashville, Tennessee Plant Real Property (incorporated by reference as Exhibit 10.2 to Golden Enterprises, Inc. May 31, 2001 Form 10-K filed with the Commission).

10.10 Amendment to Salary Continuation Plans, Retirement and Disability for F. Wayne Pate dated April 9, 2002 (incorporated by reference to Exhibit 10.2 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

10.11 Amendment to Salary Continuation Plans, Retirement and Disability for John S. Stein dated April 9, 2002 (incorporated by reference to Exhibit 10.3 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

10.12 Amendment to Salary Continuation Plan, Death Benefits for John S. Stein dated April 9, 2002 (incorporated by reference to Exhibit 10.4 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

10.13 Retirement and Consulting Agreement for John S. Stein dated April 9, 2002 (incorporated by reference to Exhibit 10.5 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

10.14 Salary Continuation Plan for Mark W. McCutcheon dated May 15, 2002 (incorporated by reference to Exhibit 10.6 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

10.15 Trust Under Salary Continuation Plan for Mark W. McCutcheon dated May 15, 2002 (incorporated by reference to Exhibit 10.7 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

(14) Code of Ethics

14.1 Golden Enterprises, Inc.'s Code of Conduct and Ethics adopted by the Board of Directors on April 8, 2004 (incorporated by reference to Exhibit 14.1 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission).

21 Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission)

(18) Letter Re: Change in Accounting Principles

18.1 Letter from the Registrant's Independent Accountant dated August 12, 2005 indicating a change in the method of applying accounting practices followed by the Registrant for the fiscal year ended June 3, 2005.

(31) Certifications

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(99) Additional Exhibits

99.1 A copy of excerpts of the Last Will and Testament and Codicils thereto of Sloan Y. Bashinsky, Sr. and of the SYB Common Stock Trust created by Sloan Y. Bashinsky, Sr. providing for the creation of a Voting Committee to vote the shares of common stock of Golden Enterprises, Inc. held by SYB, Inc. and the Estate/Testamentary Trust of Sloan Y. Bashinsky, Sr.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN ENTERPRISES, INC.

By /s/Patty Townsend **Patty Townsend** **Vice President, Secretary and Principal Financial Officer**	August 29, 2005 **Date**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/John S. Stein **John S. Stein**	Chairman of Board	August 29, 2005
/s/Mark W. McCutcheon **Mark W. McCutcheon**	Chief Executive Officer, President and Director	August 29, 2005
/s/Patty Townsend **Patty Townsend**	Vice President, Secretary and Principal Financial Officer	August 29, 2005
/s/F. Wayne Pate **F. Wayne Pate**	Director	August 29, 2005
/s/Edward R. Pascoe **Edward R. Pascoe**	Director	August 29, 2005
/s/John P. McKleroy, Jr. **John P. McKleroy, Jr.**	Director	August 29, 2005
James I. Rotenstreich	Director	August 29, 2005
/s/John S.P. Samford **John S.P. Samford**	Director	August 29, 2005
/s/J. Wallace Nall, Jr. **J. Wallace Nall, Jr.**	Director	August 29, 2005
/s/Joann F. Bashinsky **Joann F. Bashinsky**	Director	August 29, 2005

SCHEDULE II

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY

VALUATION AND QUALIFYING ACCOUNTS

For the Fiscal Years Ended June 3, 2005, May 28, 2004 and May 30, 2003

Allowance for Doubtful Accounts	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions	Balance at End of Year
Year ended May 30, 2003	$196,100	$224,722	$224,722	$196,100
Year ended May 28, 2004	$196,100	$131,771	$142,871	$185,000
Year ended June 3, 2005	$185,000	$174,455	$202,988	$156,467

Contents


GOLDEN FLAKE
®
The South's Original Potato Chip
THIN & CRISPY

Office Headquarters: Birmingham, Alabama - Founded in 1923. Golden Flake is "The South's Original Potato Chip."

Employees: Golden Flake employs 1,032 people. 620 employees are involved in route sales and sales supervision, 297 are in production and production supervision, and 115 are management and administrative personnel.

What We Sell: Golden Flake manufactures and distributes a full line of salted snack items, such as potato chips, tortilla chips, corn chips, pork skins, cheese puffs, cheese curls, onion rings and puff corn. Golden Flake also sells a line of cookie items, salsa and dips, pretzels, peanut butter crackers, cheese crackers, dried meat products and nuts. Our brands include Golden Flake, Mrs. B's, Tostados and Maizetos.

Manufacturing Plants: Birmingham, AL. This facility consists of three buildings which have a total of approximately 300,000 square feet of floor area. Ocala, FL. This plant consists of approximately 100,000 square feet of manufacturing space.

Distribution Warehouses: Golden Flake owns branch warehouses in Birmingham, Montgomery, Midfield, Demopolis, Fort Payne, Muscle Shoals, Huntsville, Phenix City, Tuscaloosa, Mobile, Dothan and Oxford, Alabama; Gulfport and Jackson, Mississippi; Chattanooga, Knoxville, and Memphis, Tennessee; Decatur, Marietta, and Macon, Georgia; Jacksonville, Panama City, Tallahassee and Pensacola, Florida; New Orleans, Louisiana; and Little Rock, Arkansas.

Vehicles: Golden Flake owns a fleet of 835 vehicles which includes 644 route trucks, 37 tractors, 96 trailers and 58 cars and

COUNSEL
Spain & Gillon, L.L.C.
Birmingham, Alabama

AUDITORS
Dudley, Hopton-Jones, Sims & Freeman PLLP

REGISTRAR & TRANSFER AGENT
THE BANK OF NEW YORK
Shareholder Relations Dept. - 11E
P.O. Box 11258
Church Street Station
New York, New York 10286
1-800-524-4458

To Our Stockholders:

One of the clearest measures of a company's success is its ability to generate positive trends in a difficult environment, a task which Golden Enterprises, Inc. has achieved in 2005. We continue to demonstrate this ability through discipline, experience, planning, and a culture of accountability to battle the year's many challenges.

We achieved a 6% increase in year-over-year sales in 2005, which included an extra week of snack food sales and costs compared to last year. Without the 53rd week this year, net sales increase would have been 4%. The fiscal year ended June 3, 2005 resulting in a net loss of $14,924 ($.00 per share) compared to a net loss of $45,846 ($.00 per share) for fiscal year May 31, 2004.

Earnings in 2005 were impacted mostly by a substantial increase in energy prices which continue to affect both manufacturing and distribution costs. The company was also impacted by the incremental costs associated with meeting the new requirements under the Sarbanes-Oxley regulations.

On August 2, 2005, Sloan Y. Bashinsky, Sr. passed away. He was our leader at Golden Enterprises, Inc. for many years and the employees' friend for all time. The news brought sadness to our hearts and we will miss him, but he left something good that will live on and constantly remind us of him. Every time Golden Flake snacks are produced, delivered, bought, or eaten, we will be reminded of the wonderful legacy he left.

Moving forward, our primary objectives for 2006 and beyond are to improve operating margins while achieving continued sales growth. Our commitment to serving our consumers and customers stands as our foremost priority for growth. We realize that the trust and loyalty of our consumers and customers is earned by consistently meeting their expectations. When our consumer thinks snacks we want them to immediately think Golden Flake. We have set the same goal for our shareholders. The Board of Directors and our Management team are committed to making Golden Enterprises, Inc. even better and stronger; in fact, the very best it can be.

We invite you to our annual meeting of stockholders to be held at our Birmingham headquarters on September 22, 2005 at 11:00 A.M. Central.

Mark McCutcheon
President and Chief
Executive Officer


GOLDEN
FLAKE

"Our commitment to serving our consumers and customers stands as our foremost priority for growth."

Mark McCutcheon
President and CEO


GOLDEN FLAKE
Cheezy Q's
DELICIOUS TASTE OF STONE GROUND CORN!
Maizetos
TORTILLA

Think Golden Flake

Think Quality

Why are our snacks better? Because we know what it takes - quality. At Golden Flake we pride ourselves on the consistently high standards of quality for all our snacks. Our proud tradition extends from our ingredients to each employee who is totally committed to maintaining the high standards that our customers expect from Golden Flake.

Think Flavor

From old favorites to new products, Golden Flake strives to provide a large variety of flavors that appeal to every taste. From plain, unsalted chips to Louisiana Hot Sauce® Flavored Pork Skins, our customers welcome the many choices we offer.

Think Value

Golden Flake will continue to provide for our value-conscious consumer. With our intense focus on creating value, we are well positioned to reach new heights. Golden Flake continues to introduce new products and packaging that is value priced to excite our customers and increase brand loyalty.

Think Success

We are focused on bringing our customers what they want in a snack food - the highest quality at the lowest cost. We will do what it takes to have our customers "Think Golden Flake." We will continue to grow our business by adding new customers, new products, investing in our employees and being a good corporate citizen. We're creating new ways for customers to think Golden Flake everyday!

Think Loyalty

Comments From Our Biggest Fans... Our Customers


Tostados
100% White Corn Tortilla Chips

I would like to take this opportunity to say thanks for the many years of serving great products. Eva - Decatur, AL

I have never contacted a company before about their product, but I am so impressed with Golden Flake Snacks, not to mention the price . . . I just wanted to say thank you. Dena - Augusta, GA

My family enjoys your product. We buy Dip Style Potato Chips, Sweet Heat Potato Chips and Cheese Puffs every week. We have tried other brands, but you are now our choice every time! Lisa - Carollton, GA

I used to be a fan of another brand of chips, but today I tried Golden Flake and I will not go back to the other brand. I will always be your loyal customer. Mark - Tuscaloosa, AL

I am a commanding officer stationed in Iraq. I simply love Golden Flake Hot Potato Chips. My wife sends them to me wherever I am stationed. Thanks to all of you for such a fine product. Captain William J. - A Golden Flake Hot Chip Fan, Bernstein, Iraq

Golden Flake's Puff Corn keeps me happy. Maxine - Taylors, SC

Great job on your Maizetos! They are thinner and crunchier. I've bought them for over 10 years, and the best keeps getting better! Danny - Mobile, AL

I am a singer, and I've traveled the U.S. and abroad, and I have eaten almost every brand of potato chips that have been produced. None compare to the taste and freshness of Golden Flake. Glenda - Richmond, VA

There is something about Golden Flake Cheese Puffs that remind me of when I was a kid. I am now 30 and I enjoy Golden Flake Cheese Puffs as much now as when I was 7. I just wanted to say "Thanks for the memories." Richard - Clarksville, TN

I love Golden Flake Sweet Heat Potato Chips. It is like Christmas with each bag I open! Debbi - Jackson, AL

I just wanted to comment on Golden Flake Potato Chips. I love them. They are, in my opinion, the best potato chips on the market. Jay - Nortonville, KY

New Products

Introduced during 2004 - 2005


GOLDEN FLAKE
100 Calorie Snack Pack
THIN & CRISPY
Net Wt. 6.67 oz. (189g)


GOLDEN FLAKE
Cheezy O's
Snack Facts


Onion O's
Snack Facts


GOLDEN FLAKE
Snack Facts
Dill Pickle
FLAVORED
THIN & CRISPY
Potato Chips


GOLDEN FLAKE
Snack Facts
SWEET HEAT
BARBECUE
FLAVORED


GOLDEN FLAKE
Snack Facts
Sourdough
Pretzels
THINS


GOLDEN FLAKE
Snack Facts
THIN & CRISPY
Potato Chips


GOLDEN FLAKE
Cheezy O's
Made With REAL Cheddar Cheese!
NET WT. 7 OZ. (198.4g)


GOLDEN FLAKE
Cheezy O's


GOLDEN FLAKE
Gulf Coast
KETTLE COOKED
Sea Salted Classics
Potato Chips


GOLDEN FLAKE
Gulf Coast
KETTLE COOKED
Sea Salted Barbecue
Flavored
Potato Chips

Print Promotions

Champion Chips
Golden Flake
Dip Style
Thin & Crispy
SEC Basketball
Visit us on the Web at www.goldenflake.com

It's Crunch Time!
Golden Flake
Dip Style
Thin & Crispy
Favorite Chip Of The Auburn Tigers
Visit us on the web at www.goldenflake.com

Golden Flake
Dip Style
Thin & Crispy
The Official Snack of the Sun Belt

Program Advertising

WAR EAGLE SPECIAL!
Golden Flake
Favorite Chip of the Auburn Tigers

CRIMSON SPECIAL!
Golden Flake
Alabama
Favorite Chip of the Crimson Tide

Golden Flake
Favorite Chip of the SEC

Golden Flake
The Official Snack of SWAC
Southwestern Athletic Conference

Favorite Potato Chip Of The
Golden Flake
Tennessee Titans

Golden Flake
The Official Snack of the Sun Belt Conference.

In-Store Signage Promoting Our Sponsorships

Golden Flake
THEY GO FAST!
The Official Potato Chip Of Talladega Superspeedway

Now Lighter, Thinner, Crispier!
Tostados, Nachos, Maizetos, Mini Rounds

Golden Flake
BACK TO SCHOOL SPECIAL!

In-Store Signage

Golden Flake
NEW! 100 Calorie Packs
GREAT SNACKS - SMART SIZE!

May All Your Flakes Be Golden
Golden Flake
Snax
Dip Style

Outdoor Advertising 14' x 48'

Golden Flake
Try Our Lighter, Thinner, Crispier Tortilla Chips!
Maizetos
Tostados

Golden Flake
LOOK FOR NEW
Cheezy O's

Condensed Financial Statements

	2005	2004
Net Sales	103,143,979	97,583,493
Pre-Tax (Loss) Income	95,041	37,803
Net (Loss) Income	(14,924)	(45,846)
Net (Loss) Income Per Share	(.00)	(.00)

At year end:

	2005	2004
Total Assets	34,401,747	33,622,556
Total Liabilities	13,494,944	11,166,772
Stockholder's Equity	20,906,803	22,455,784


NET INCOME ($ millions)
2.7
2.5
2001
2002
2003
2004
2005
-.05
-.01
-.9


NET SALES ($millions)
102.8
104.3
96.6
97.6
103.1
2001
2002
2003
2004
2005


BASIC AND DILUTED
EARNINGS PER SHARE ($)
.22
.21
.00
.00
-.08
2001
2002
2004
2005


CAPITAL EXPENDITURES
NET OF DISPOSALS and
DEPRECIATION ($ millions)
1.3
2.4
3.8
2.6
.3
2.5
.8
2.3
2.5
2.3
2001
2002
2003
2004
2005


TOTAL ASSETS ($ millions)
40.2
40.8
36.5
33.6
34.4
2001
2002
2003
2004
2005


SHAREHOLDERS' EQUITY ($ millions)
27.9
27.2
24.1
22.5
21.0
2001
2002
2003
2004
2005


RETURN ON EQUITY (%)
9.0
10.1
0.0
0.0
-5.1
2001
2002
2003
2004
2005

MANAGEMENT OF GOLDEN ENTERPRISES, INC. AND ITS SUBSIDIARY

DIRECTORS OF GOLDEN ENTERPRISES, INC.

Joann F. Bashinsky	Vice-President of SYB, Inc.
Mark W. McCutcheon	President and Chief Executive Officer of Golden Enterprises, Inc.
John P. McKleroy, Jr.	Partner, Spain & Gillon, Counsel for the Company
J. Wallace Nall, Jr.	President of Nall Development Corporation
Edward R. Pascoe	Retired, Chairman of Steel City Bolt & Screw, Inc.
F. Wayne Pate	Retired, President of Golden Enterprises, Inc.
James I. Rotenstreich	Chairman and Chief Executive Officer of JHF Holdings, Inc.
John S.P. Samford	President of Samford Capital Corporation
John S. Stein	Chairman of the Board of Golden Enterprises, Inc.

OFFICERS

GOLDEN ENTERPRISES, INC.

John S. Stein	Chairman of the Board of Golden Enterprises, Inc.
Mark W. McCutcheon	President and Chief Executive Officer
Patty Townsend	Chief Financial Officer, Vice-President and Secretary

GOLDEN FLAKE SNACK FOODS, INC.

Mark W. McCutcheon	President and Treasurer
Randy Bates	Executive Vice-President
David Jones	Executive Vice-President
Patty Townsend	Controller